Exhibit 99.29

TABLE OF CONTENTS

BUSINESS CORPORATIONS ACT

ARTICLES

of

BESPOKE CAPITAL ACQUISITION CORP.

		Page

	ARTICLE 1

	INTERPRETATION

1.1	Definitions	1

1.2	Business Corporations Act and Interpretation Act Definitions Applicable	1

	ARTICLE 2

	SHARES AND SHARE CERTIFICATES

2.1	Authorized Share Structure	1

2.2	Form of Share Certificate	2

2.3	Shareholder Entitled to Certificate or Acknowledgement	2

2.4	Delivery by Mail	2

2.5	Replacement of Worn Out or Defaced Certificate or Acknowledgement	2

2.6	Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgement	2

2.7	Splitting Share Certificates	2

2.8	Certificate Fee	3

2.9	Recognition of Trusts	3

	ARTICLE 3

	ISSUE OF SHARES

3.1	Directors Authorized	3

3.2	Commissions and Discounts	3

3.3	Brokerage	3

3.4	Conditions of Issue	3

3.5	Share Purchase Warrants and Rights	3

	ARTICLE 4

	SHARE REGISTERS

4.1	Central Securities Register	4

4.2	Closing Register	4

	ARTICLE 5

	SHARE TRANSFERS

5.1	Registering Transfers	4

5.2	Form of Instrument of Transfer	4

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5.3	Transferor Remains Shareholder	4

5.4	Signing of Instrument of Transfer	4

5.5	Enquiry as to Title Not Required	5

	ARTICLE 6

	TRANSMISSION OF SHARES

6.1	Legal Personal Representative Recognized on Death	5

6.2	Rights of Legal Personal Representative	5

	ARTICLE 7

	PURCHASE OF SHARES

7.1	Company Authorized to Purchase Shares	5

7.2	Purchase When Insolvent	5

7.3	Sale and Voting of Purchased Shares	6

	ARTICLE 8

	BORROWING POWERS

8.1	Borrowing Powers	6

8.2	Banking Arrangements	6

	ARTICLE 9

	ALTERATIONS

9.1	Alteration of Authorized Share Structure	6

9.2	Special Rights and Restrictions	7

9.3	Change of Name	7

9.4	Other Alterations	7

	ARTICLE 10

	MEETINGS OF SHAREHOLDERS

10.1	Annual General Meetings	7

10.2	Resolution Instead of Annual General Meeting	7

10.3	Calling of Meetings of Shareholders	8

10.4	Notice for Meetings of Shareholders	8

10.5	Record Date for Notice	8

10.6	Record Date for Voting	8

10.7	Failure to Give Notice and Waiver of Notice	8

10.8	Notice of Special Business at Meetings of Shareholders	8

10.9	Location of Meetings of Shareholders.	9

	ARTICLE 11

	PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1	Special Business	9

11.2	Special Majority	9

11.3	Quorum	10

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11.4	One Shareholder MayConstitute Quorum	10

11.5	Other Persons MayAttend	10

11.6	Requirement of Quorum	10

11.7	Lack of Quorum	10

11.8	Lack of Quorum at Succeeding Meeting	10

11.9	Chair	10

11.10	Selection of Alternate Chair	11

11.11	Adjournments	11

11.12	Notice of Adjourned Meeting	11

11.13	Decision by Show of Hands or Poll	11

11.14	Declaration of Result	11

11.15	Motion Need Not be Seconded	11

11.16	Casting Vote	11

11.17	Manner of Taking Poll	11

11.18	Chair Must Resolve Dispute	12

11.19	Casting of Votes	12

11.20	Demand for Poll	12

11.21	Demand for Poll Not to Prevent Continuance of Meeting	12

11.22	Retention of Ballots and Proxies	12

11.23	Electronic Meetings	12

	ARTICLE 12

	VOTES OF SHAREHOLDERS

12.1	Number of Votes by Shareholder or by Shares	12

12.2	Votes of Persons in Representative Capacity	12

12.3	Votes by Joint Holders	13

12.4	Legal Personal Representatives as Joint Shareholders	13

12.5	Representative of a Corporate Shareholder	13

12.6	Proxy Holder Need Not Be Shareholder	13

12.7	When Proxy Provisions Do Not Apply to the Company	13

12.8	Appointment of Proxy Holders	14

12.9	Deposit of Proxy	14

12.10	Validity of Proxy Vote	14

12.11	Form of Proxy	14

12.12	Revocation of Proxy	15

12.13	Revocation of Proxy Must Be Signed	15

12.14	Chair May Determine Validity of Proxy	15

12.15	Production of Evidence of Authority to Vote	15

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	ARTICLE 13

	DIRECTORS

13.1	First Directors; Number of Directors	15

13.2	Change in Number of Directors	15

13.3	Directors’ Acts Valid Despite Vacancy	16

13.4	Qualifications of Directors	16

13.5	Remuneration of Directors	16

13.6	Reimbursement of Expenses of Directors	16

13.7	Special Remuneration for Directors	16

	ARTICLE 14

	ELECTION AND REMOVAL OF DIRECTORS

14.1	Election at Annual General Meeting	16

14.2	Consent to be a Director	16

14.3	Failure to Elect or Appoint Directors	17

14.4	Places of Retiring Directors Not Filled	17

14.5	Directors May Fill Casual Vacancies	17

14.6	Remaining Directors Power to Act	17

14.7	Shareholders May Fill Vacancies	17

14.8	Additional Directors	18

14.9	Ceasing to be a Director	18

14.10	Removal of Director by Shareholders	18

14.11	Removal of Director by Directors	18

	ARTICLE 15

	ADVANCE NOTICE PROVISIONS

15.1	Nomination of Directors	18

15.2	Exclusive Means	19

15.3	Timely Notice	19

15.4	Proper Form of Notice	19

15.5	Currency of Nominee Information	21

15.6	Delivery of Information	21

15.7	Defective Nomination Determination	21

15.8	Failure to Appear	22

15.9	Waiver	22

15.10	Definitions	22

	ARTICLE 16

	POWERS AND DUTIES OF DIRECTORS

16.1	Powers of Management	22

16.2	Appointment of Attorney of Company	22

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	ARTICLE 17

	DISCLOSURE OF INTEREST OF DIRECTORS

17.1	Obligation to Account for Profits	22

17.2	Restrictions on Voting by Reason of Interest	22

17.3	Interested Director Counted in Quorum	23

17.4	Disclosure of Conflict of Interest or Property	23

17.5	Director Holding Other Office in the Company	23

17.6	No Disqualification	23

17.7	Professional Services by Director or Officer	23

17.8	Director or Officer in Other Corporations	23

	ARTICLE 18

	PROCEEDINGS OF DIRECTORS

18.1	Meetings of Directors	23

18.2	Voting at Meetings	23

18.3	Chair of Meetings	23

18.4	Meetings by Telephone or Other Communications Medium	24

18.5	Calling of Meetings	24

18.6	Notice of Meetings	24

18.7	When Notice Not Required	24

18.8	Meeting Valid Despite Failure to Give Notice	24

18.9	Waiver of Notice of Meetings	25

18.10	Quorum	25

18.11	Validity of Acts Where Appointment Defective	25

18.12	Consent Resolutions in Writing	25

	ARTICLE 19

	EXECUTIVE AND OTHER COMMITTEES

19.1	Appointment and Powers of Executive Committee	25

19.2	Appointment and Powers of Other Committees	25

19.3	Obligations of Committees	26

19.4	Powers of Board	26

19.5	Committee Meetings	26

	ARTICLE 20

	OFFICERS

20.1	Directors May Appoint Officers	27

20.2	Functions, Duties and Powers of Officers	27

20.3	Qualifications	27

20.4	Remuneration and Terms of Appointment	27

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	ARTICLE 21

	INDEMNIFICATION

21.1	Definitions	27

21.2	Mandatory Indemnification of Directors and Former Directors	28

21.3	Mandatory Advancement of Expenses	28

21.4	Indemnification of Other Persons	28

21.5	Non-Compliance with Business Corporations Act	28

21.6	Company MayPurchase Insurance	28

21.7	Escrow Account	28

	ARTICLE 22

	DIVIDENDS

22.1	Payment of Dividends Subject to Special Rights	29

22.2	Declaration of Dividends	29

22.3	No Notice Required	29

22.4	Record Date	29

22.5	Manner of Paying Dividend	29

22.6	Settlement of Difficulties	29

22.7	When Dividend Payable	29

22.8	Dividends to be Paid in Accordance with Number of Shares	29

22.9	Receipt by Joint Shareholders	29

22.10	Dividend Bears No Interest	29

22.11	Fractional Dividends	29

22.12	Payment of Dividends	30

22.13	Capitalization of Surplus	30

	ARTICLE 23

	DOCUMENTS, RECORDS AND REPORTS

23.1	Recording of Financial Affairs	30

23.2	Inspection of Accounting Records	30

	ARTICLE 24

	NOTICES

24.1	Method of Giving Notice	30

24.2	Deemed Receipt of Mailing	31

24.3	Certificate of Sending	31

24.4	Notice to Joint Shareholders	31

24.5	Notice to Trustees	31

24.6	Undelivered Notices	32

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	ARTICLE 25

	SEAL AND EXECUTION OF DOCUMENTS

25.1	Who May Attest Seal	32

25.2	Sealing Copies	32

25.3	Mechanical Reproduction of Seal	32

25.4	Execution of Documents Generally	33

	ARTICLE 26

	FORUM FOR ADJUDICATION OF CERTAIN DISPUTES

26.1	Forum for Adjudication of Certain Disputes	33

	ARTICLE 27

	SPECIAL RIGHTS AND RESTRICTIONS – COMMON SHARES AND PROPORTIONATE VOTING SHARES

27.1	Common Shares	33

27.2	Proportionate Voting Shares	37

	ARTICLE 28

	REDEMPTION OF COMMON SHARES AND PROPORTIONATE VOTING SHARES

28.1	Redemption	44

	ARTICLE 29

	SPECIAL RIGHTS AND RESTRICTIONS TO CLASS A RESTRICTED VOTING SHARES

29.1	Class A Restricted Voting Shares	50

29.2	Definitions	50

29.3	Voting	52

29.4	Dividends	53

29.5	Redemption	53

29.6	Automatic Redemption	55

29.7	Winding-Up or Dissolution	56

29.8	Anti-Dilution	56

29.9	Conversion	56

	ARTICLE 30

	SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO CLASS B SHARES

30.1	Class B Shares	56

30.2	Definitions	56

30.3	Voting	56

30.4	Dividends	57

30.5	Winding-Up	57

30.6	Anti-Dilution	57

30.7	Conversion	57

	ARTICLE 31

	RESTRICTIONS REGARDING THE QUALIFYING ACQUISITION

31.1	Restrictions Regarding the Qualifying Acquisition	58

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	ARTICLE 32

	CORPORATE OPPORTUNITIES

32.1	Excluded Opportunities	58

32.2	Allocation of Opportunities	58

Certificate of Incorporation No. BC1215533

BUSINESS CORPORATIONS ACT

ARTICLES

of

BESPOKE CAPITAL ACQUISITION CORP.

ARTICLE 1

INTERPRETATION

1.1	Definitions. In these Articles, unless the context otherwise requires:

“board of directors”, “directors” and “board” mean the directors or sole director of the Company for the time being;

“Business Corporations Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

“Escrow Agent” means TSX Trust Company, or its successors and permitted assigns;

“legal personal representative” means the personal or other legal representative of the shareholder;

“registered address” of a shareholder means the shareholder’s address as recorded in the central securities register;

“seal” means the seal of the Company, if any.

1.2                          Business Corporations Act and Interpretation Act Definitions Applicable. The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

ARTICLE 2
SHARES AND SHARE CERTIFICATES

2.1                          Authorized Share Structure. The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2                          Form of Share Certificate. Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3                          Shareholder Entitled to Certificate or Acknowledgement. Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgement of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders’ duly authorized agents will be sufficient delivery to all.

2.4                          Delivery by Mail. Any share certificate or non-transferable written acknowledgement of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5                          Replacement of Worn Out or Defaced Certificate or Acknowledgement. If the directors or officers of the Company are satisfied that a share certificate or a non-transferable written acknowledgement of the shareholder’s right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgement, as the case may be, and on such other terms, if any, as they think fit:

(a)	order the share certificate or acknowledgement, as the case may be, to be cancelled; and

(b)	issue a replacement share certificate or acknowledgement, as the case may be.

2.6                        Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgement. If a share certificate or a non-transferable written acknowledgement of a shareholder’s right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgement, as the case may be, must be issued to the person entitled to that share certificate or acknowledgement, as the case may be, if the directors receive:

(a)	proof satisfactory to them that the share certificate or acknowledgement is lost, stolen or destroyed;

(b)	any indemnity the directors and, if applicable, the Company’s transfer agent considers adequate; and

(c)	any other document, including any medallion signature guarantee, as may be required by the Company’s transfer agent, if applicable.

2.7                          Splitting Share Certificates. If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8                          Certificate Fee. There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.9                          Recognition of Trusts. Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as required by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

ARTICLE 3

ISSUE OF SHARES

3.1                          Directors Authorized. Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors, or a committee of directors so empowered by the directors, may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2                          Commissions and Discounts. The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3                          Brokerage. The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4                          Conditions of Issue. Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(a)	consideration is provided to the Company for the issue of the share by one or more of the following:

(i)	past services performed for the Company;

(ii)	property;

(iii)	money; and

(b)	the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5                          Share Purchase Warrants and Rights. Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

ARTICLE 4

SHARE REGISTERS

4.1                          Central Securities Register. As required by and subject to the Business Corporations Act, the Company must maintain in British Columbia a central securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2	Closing Register. The Company must not at any time close its central securities register.

ARTICLE 5

SHARE TRANSFERS

5.1                          Registering Transfers. A transfer of a share of the Company must not be registered unless:

(a)	a duly signed instrument of transfer in respect of the share and any other document, including any medallion signature guarantee, as may be required by the Company’s transfer agent, if applicable, has been received by the Company;

(b)	if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(c)	if a non-transferable written acknowledgement of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgement has been surrendered to the Company.

5.2                          Form of Instrument of Transfer. The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors or the transfer agent for the series or class of shares to be transferred from time to time.

5.3                         Transferor Remains Shareholder. Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4                          Signing of Instrument of Transfer. If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer together with any other document, including any medallion signature guarantee, as may be required by the Company’s transfer agent, if applicable, constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgements deposited with the instrument of transfer:

(a)	in the name of the person named as transferee in that instrument of transfer; or

(b)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5                          Enquiry as to Title Not Required. Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgement of a right to obtain a share certificate for such shares.

ARTICLE 6

TRANSMISSION OF SHARES

6.1                          Legal Personal Representative Recognized on Death. In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2                          Rights of Legal Personal Representative. The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company.

ARTICLE 7

PURCHASE OF SHARES

7.1                          Company Authorized to Purchase Shares. Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2                          Purchase When Insolvent. The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(a)	the Company is insolvent; or

(b)	making the payment or providing the consideration would render the Company insolvent.

7.3                          Sale and Voting of Purchased Shares. If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, cancel, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(a)	is not entitled to vote the share at a meeting of its shareholders;

(b)	must not pay a dividend in respect of the share; and

(c)	must not make any other distribution in respect of the share.

ARTICLE 8

BORROWING POWERS

8.1	Borrowing Powers. The Company, if authorized by the directors, may:

(a)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(b)	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(c)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d)	mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

8.2                          Banking Arrangements. The banking business of the Company, including without limitation, the borrowing powers set forth in Article 8.1 above, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe.

ARTICLE 9

ALTERATIONS

9.1                          Alteration of Authorized Share Structure. Subject to Article  9.2 and the Business Corporations Act, the Company may by special resolution:

(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)	increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d)	if the Company is authorized to issue shares of a class of shares with par value:

(i)	decrease the par value of those shares; or

(ii)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f)	alter the identifying name of any of its shares; or

(g)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

9.2                          Special Rights and Restrictions. Subject to the Business Corporations Act, the Company may by special resolution:

(a)	create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(b)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

9.3                          Change of Name. The Company may by either a director or ordinary resolution authorize an alteration of its Notice of Articles in order to change its name.

9.4                          Other Alterations. If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

ARTICLE 10

MEETINGS OF SHAREHOLDERS

10.1                        Annual General Meetings. Subject to Article 10.2, unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2                        Resolution Instead of Annual General Meeting. If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.1                        Calling of Meetings of Shareholders. The directors may, whenever they think fit, call a meeting of shareholders to be held at such time and place as may be determined by the directors.

10.2                        Notice for Meetings of Shareholders. Except for a resolution passed pursuant to Article 10.2, the Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a)	if and for so long as the Company is a public company, 21 days;

(b)	otherwise, 10 days.

10.3                        Record Date for Notice. The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a)	if and for so long as the Company is a public company, 21 days;

(b)	otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.4                        Record Date for Voting. The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.5                        Failure to Give Notice and Waiver of Notice. The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.6                        Notice of Special Business at Meetings of Shareholders. If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(a)	state the general nature of the special business; and

(b)	if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i)	at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(ii)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

10.9                        Location of Meetings of Shareholders. Meetings of shareholders of the Company may be held outside British Columbia, anywhere within Canada or the United States, including Toronto, Ontario.

ARTICLE 11

PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1	Special Business. At a meeting of shareholders, the following business is special business:

(a)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b)	at an annual general meeting, all business is special business except for the following:

(i)	business relating to the conduct of or voting at the meeting;

(ii)	consideration of any financial statements of the Company presented to the meeting;

(iii)	consideration of any reports of the directors or auditor;

(iv)	the setting or changing of the number of directors;

(v)	the election or appointment of directors;

(vi)	the appointment of an auditor;

(vii)	the setting of the remuneration of an auditor;

(viii)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(ix)	any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2                       Special Majority. The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution with all classes of shares voting together as if they were a single class except in the case of class votes.

11.3                       Quorum. Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 25% of the issued shares entitled to be voted at the meeting.

11.4                       One Shareholder May Constitute Quorum. If there is only one shareholder entitled to vote at a meeting of shareholders:

(a)	the quorum is one person who is, or who represents by proxy, that shareholder, and

(b)	that shareholder, present in person or by proxy, may constitute the meeting.

11.5                       Other Persons May Attend. The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the chair of the meeting are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6                       Requirement of Quorum. No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7                       Lack of Quorum. If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a)	in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(b)	in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place (unless otherwise determined by the chair).

11.8                       Lack of Quorum at Succeeding Meeting. If, at the meeting to which the meeting referred to in Article 11.7(b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9	Chair. The following individual is entitled to preside as chair at a meeting of shareholders:

(a)	the chair of the board, if any; or

(b)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.10                     Selection of Alternate Chair. If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11                     Adjournments. The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12                     Notice of Adjourned Meeting. It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13                     Decision by Show of Hands or Poll. Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.14                     Declaration of Result. The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15                     Motion Need Not be Seconded. No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16                     Casting Vote. In the case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17                     Manner of Taking Poll. Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(a)	the poll must be taken at the meeting, or any adjournment thereof in the manner, at the time and at the place that the chair of the meeting directs;

(b)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(c)	the demand for the poll may be withdrawn by the person who demanded it.

11.18                     Chair Must Resolve Dispute. In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.19                     Casting of Votes. On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.20                     Demand for Poll. No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.21                     Demand for Poll Not to Prevent Continuance of Meeting. The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.22                     Retention of Ballots and Proxies. The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxy holder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

11.23                     Electronic Meetings. The directors may determine that a meeting of shareholders shall be held entirely by means of telephonic, electronic or other communication facilities that permit all participants to communicate with each other during the meeting. A meeting of shareholders may also be held at which some, but not necessarily all, persons entitled to attend may participate by means of such communications facilities, if the directors determine to make them available. A shareholder who participates in a meeting in a manner contemplated by this Article 11.23 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

ARTICLE 12

VOTES OF SHAREHOLDERS

12.1                        Number of Votes by Shareholder or by Shares. Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(a)	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(b)	on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2                       Votes of Persons in Representative Capacity. A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3	Votes by Joint Holders. If there are joint shareholders registered in respect of any share:

(a)	any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(b)	if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4                        Legal Personal Representatives as Joint Shareholders. Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5                       Representative of a Corporate Shareholder. If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a)	for that purpose, the instrument appointing a representative must:

(i)	be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(ii)	be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

(b)	if a representative is appointed under this Article 12.5:

(i)	the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(ii)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6                        Proxy Holder Need Not Be Shareholder. A person who is not a shareholder may be appointed as a proxyholder.

12.7                       When Proxy Provisions Do Not Apply to the Company. If and for so long as the Company is a public company, (i) Articles 12.8,12.9, 12.10, 12.12, 12.13, 12.14 and 12.15 apply only insofar as they are not inconsistent with any Canadian securities legislation applicable to the Company, any U.S. securities legislation applicable to the Company or any rules of an exchange on which securities of the Company are listed and (ii) Article 12.11 does not apply.

12.8                        Appointment of Proxy Holders. Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.9	Deposit of Proxy. A proxy for a meeting of shareholders must:

(a)	be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b)	unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.10                     Validity of Proxy Vote. A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(a)	at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)	by the chair of the meeting, before the vote is taken.

12.11                     Form of Proxy. A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[Name of Company]

(the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder):

_______________.

Signed this ______ day of __________, _____.

(Signature of shareholder)

(Name of shareholder - printed)

12.12                     Revocation of Proxy. Subject to Article 12.13, every proxy may be revoked by an instrument in writing that is:

(a)	received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)	provided, at the meeting, to the chair of the meeting.

12.13                     Revocation of Proxy Must Be Signed. An instrument referred to in Article 12.12 must be signed as follows:

(a)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(b)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.14                     Chair May Determine Validity of Proxy. The chair of any meeting of shareholders may determine whether or not a proxy deposited for use at the meeting, which may not strictly comply with the requirements of this Part 12 as to form, execution, accompanying documentation, time of filing or otherwise, shall be valid for use at such meeting and any such determination made in good faith shall be final, conclusive and binding upon such meeting.

12.15                     Production of Evidence of Authority to Vote. The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

ARTICLE 13

DIRECTORS

13.1                        First Directors; Number of Directors. The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The minimum number of directors is three (3) and the maximum number of directors is twenty (20). The number of directors, excluding additional directors appointed under Article 14.8, is set at the greater of the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given) and the number of directors set under Article 14.4.

13.2	Change in Number of Directors. If the number of directors is set under Article 13.1:

(a)	the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(b)	if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3                      Directors’ Acts Valid Despite Vacancy. An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4                      Qualifications of Directors. A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5                      Remuneration of Directors. The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6                      Reimbursement of Expenses of Directors. The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7                      Special Remuneration for Directors. If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

ARTICLE 14

ELECTION AND REMOVAL OF DIRECTORS

14.1                      Election at Annual General Meeting. At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(a)	the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b)	all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a), but are eligible for re-election or re-appointment.

14.2                      Consent to be a Director. No election, appointment or designation of an individual as a director is valid unless:

(a)	that individual consents to be a director in the manner provided for in the Business Corporations Act;

(b)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(c)	with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

14.3                      Failure to Elect or Appoint Directors. If:

(a)	the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(b)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(c)	the date on which his or her successor is elected or appointed; and

(d)	the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4                      Places of Retiring Directors Not Filled. If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5                      Directors May Fill Casual Vacancies. Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6                      Remaining Directors Power to Act. The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7                      Shareholders May Fill Vacancies. If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8                      Additional Directors. Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(a)	one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b)	in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(a), but is eligible for re-election or re-appointment

14.9                      Ceasing to be a Director. A director ceases to be a director when:

(a)	the term of office of the director expires;

(b)	the director dies;

(c)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d)	the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10                    Removal of Director by Shareholders. The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11                    Removal of Director by Directors. The directors may remove any director before the expiration of his or her term of office if: (i) the director is convicted of an indictable offence; (ii) the director is unacceptable to an applicable Governmental Authority; or (iii) the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

ARTICLE 15

ADVANCE NOTICE PROVISIONS

15.1                      Nomination of Directors. Subject only to the Business Corporations Act and these Articles, only persons who are nominated in accordance with the procedures set out in this Article 15 shall be eligible for election as directors to the board of the Company. Nominations of persons for election to the board may only be made at an annual meeting of shareholders, or at a special meeting of shareholders called for any purpose at which the election of directors is a matter specified in the notice of meeting, as follows:

(a)	by or at the direction of the board or an authorized officer of the Company, including pursuant to a notice of meeting;

(b)	by or at the direction or request of one or more shareholders pursuant to a valid proposal made in accordance with the provisions of the Business Corporations Act or a valid requisition of shareholders made in accordance with the provisions of the Business Corporations Act; or

(c)	by any person entitled to vote at such meeting (a “Nominating Shareholder”), who:

(i)	is, at the close of business on the date of giving notice provided for in this Article 15 and on the record date for notice of such meeting, either entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Company; and

(ii)	has given timely notice in proper written form as set forth in this Article 15.

15.2                      Exclusive Means. For the avoidance of doubt, this Article 15 shall be the exclusive means for any person to bring nominations for election to the board before any annual or special meeting of shareholders of the Company.

15.3                      Timely Notice. In order for a nomination made by a Nominating Shareholder to be timely notice (a “Timely Notice”), the Nominating Shareholder’s notice must be received by the corporate secretary of the Company at the principal executive offices or registered office of the Company:

(a)	in the case of an annual meeting of shareholders (including an annual and special meeting), not later than 5:00 p.m. (Vancouver time) on the 30th day before the date of the meeting; provided, however, if the first public announcement made by the Company of the date of the meeting (each such date being the “Notice Date”) is less than 50 days before the meeting date, notice by the Nominating Shareholder may be given not later than the close of business on the 15th day following the Notice Date; and

(b)	in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes the election of directors to the board, not later than the close of business on the 15th day following the Notice Date, provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described in Article 15.3(a) or Article 15.3(b), and the Notice Date in respect of the meeting is not less than 50 days before the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the date of the applicable meeting.

15.4                      Proper Form of Notice. To be in proper written form, a Nominating Shareholder’s notice to the corporate secretary must comply with all the provisions of this Article 15 and disclose or include, as applicable:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director (a “Proposed Nominee”):

(i)	the name, age, business and residential address of the Proposed Nominee;

(ii)	the principal occupation/business or employment of the Proposed Nominee, both presently and for the past five years;

(iii)	the number of securities of each class of securities of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Proposed Nominee, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(iv)	full particulars of any relationships, agreements, arrangements or understandings (including financial, compensation or indemnity related) between the Proposed Nominee and the Nominating Shareholder, or any affiliates or associates of, or any person or entity acting jointly or in concert with, the Proposed Nominee or the Nominating Shareholder;

(v)	any other information that would be required to be disclosed in a dissident proxy circular or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to the Business Corporations Act or applicable securities law; and

(vi)	a written consent of each Proposed Nominee to being named as nominee and certifying that such Proposed Nominee is not disqualified from acting as director under the provisions of subsection 124(2) of the Business Corporations Act; and

(b)	as to each Nominating Shareholder giving the notice, and each beneficial owner, if any, on whose behalf the nomination is made:

(i)	their name, business and residential address;

(ii)	the number of securities of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Nominating Shareholder or any other person with whom the Nominating Shareholder is acting jointly or in concert with respect to the Company or any of its securities, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(iii)	their interests in, or rights or obligations associated with, any agreement, arrangement or understanding, the purpose or effect of which is to alter, directly or indirectly, the person’s economic interest in a security of the Company or the person’s economic exposure to the Company;

(iv)	any relationships, agreements or arrangements, including financial, compensation and indemnity related relationships, agreements or arrangements, between the Nominating Shareholder or any affiliates or associates of, or any person or entity acting jointly or in concert with, the Nominating Shareholder and any Proposed Nominee;

(v)	full particulars of any proxy, contract, relationship arrangement, agreement or understanding pursuant to which such person, or any of its affiliates or associates, or any person acting jointly or in concert with such person, has any interests, rights or obligations relating to the voting of any securities of the Company or the nomination of directors to the board;

(vi)	a representation that the Nominating Shareholder is a holder of record of securities of the Company, or a beneficial owner, entitled to vote at such meeting, and intends to appear in person or by proxy at the meeting to propose such nomination;

(vii)	a representation as to whether such person intends to deliver a proxy circular and/or form of proxy to any shareholder of the Company in connection with such nomination or otherwise solicit proxies or votes from shareholders of the Company in support of such nomination; and

(viii)	any other information relating to such person that would be required to be included in a dissident proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act or as required by applicable securities law.

Reference to “Nominating Shareholder” in this Article 15.4 shall be deemed to refer to each shareholder that nominated or seeks to nominate a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making the nomination proposal.

15.5                      Currency of Nominee Information. All information to be provided in a Timely Notice pursuant to this Article 15 shall be provided as of the date of such notice. The Nominating Shareholder shall provide the Company with an update to such information forthwith so that it is true and correct in all material respects as of the date that is 10 business days before the date of the meeting, or any adjournment or postponement thereof.

15.6                      Delivery of Information. Notwithstanding Article 24 of these Articles, any notice, or other document or information required to be given to the corporate secretary pursuant to this Article 15 may only be given by personal delivery or courier (but not by fax or email) to the corporate secretary at the address of the principal executive offices or registered office of the Company and shall be deemed to have been given and made on the date of delivery if it is a business day and the delivery was made prior to 5:00 p.m. (Vancouver time) and otherwise on the next business day.

15.7                      Defective Nomination Determination. The chair of any meeting of shareholders of the Company shall have the power to determine whether any proposed nomination is made in accordance with the provisions of this Article 15, and if any proposed nomination is not in compliance with such provisions, must as soon as practicable following receipt of such nomination and prior to the meeting declare that such defective nomination shall not be considered at any meeting of shareholders.

15.8                      Failure to Appear. Despite any other provision of this Article 15, if the Nominating Shareholder (or a qualified representative of the Nominating Shareholder) does not appear at the meeting of shareholders of the Company to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Company.

15.9                      Waiver. The board may, in its sole discretion, waive any requirement in this Article 15.

15.10                    Definitions. For the purposes of this Article 15, “public announcement” means disclosure in a press release disseminated by the Company through a national news service in Canada, or in a document filed by the Company for public access under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

ARTICLE 16

POWERS AND DUTIES OF DIRECTORS

16.1                      Powers of Management. The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

16.2                      Appointment of Attorney of Company. The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

ARTICLE 17

DISCLOSURE OF INTEREST OF DIRECTORS

17.1                      Obligation to Account for Profits. A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

17.2                      Restrictions on Voting by Reason of Interest. A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3                      Interested Director Counted in Quorum. A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4                      Disclosure of Conflict of Interest or Property. A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

17.5                      Director Holding Other Office in the Company. A director may hold any office or employment with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6                      No Disqualification. No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7                      Professional Services by Director or Officer. Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8                      Director or Officer in Other Corporations. A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

ARTICLE 18

PROCEEDINGS OF DIRECTORS

18.1                      Meetings of Directors. The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2                      Voting at Meetings. Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3                      Chair of Meetings. The following individual is entitled to preside as chair at a meeting of directors:

(a)	the chair of the board, if any;

(b)	in the absence of the chair of the board, the president, if any, if the president is a director; or

(c)	any other director chosen by the directors if:

(i)	neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(ii)	neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(iii)	the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4                      Meetings by Telephone or Other Communications Medium. A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5                      Calling of Meetings. A director may, or the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6                      Notice of Meetings. Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in Article 24.1 or orally or by telephone.

18.7                      When Notice Not Required. It is not necessary to give notice of a meeting of the directors to a director if:

(a)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(b)	the director has waived notice of the meeting.

18.8                      Meeting Valid Despite Failure to Give Notice. The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director does not invalidate any proceedings at that meeting.

18.9                      Waiver of Notice of Meetings. Any director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to such director and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director.

18.10                    Quorum. The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at a majority of the directors. If, however, the Company has fewer than three directors, all directors must be present at any meeting of the board to constitute a quorum.

18.11                    Validity of Acts Where Appointment Defective. Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12                    Consent Resolutions in Writing. A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

ARTICLE 19

EXECUTIVE AND OTHER COMMITTEES

19.1                      Appointment and Powers of Executive Committee. The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors’ powers, except:

(a)	the power to fill vacancies in the board of directors;

(b)	the power to remove a director;

(c)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)	such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.

19.2                      Appointment and Powers of Other Committees. The directors may, by resolution:

(a)	appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(b)	delegate to a committee appointed under paragraph (a) any of the directors’ powers, except:

(i)	the power to fill vacancies in the board of directors;

(ii)	the power to remove a director;

(iii)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(iv)	the power to appoint or remove officers appointed by the directors; and

(c)	make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

19.3                      Obligations of Committees. Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(a)	conform to any rules that may from time to time be imposed on it by the directors; and

(b)	report every act or thing done in exercise of those powers at such times as the directors may require.

19.4                      Powers of Board. The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(a)	revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(b)	terminate the appointment of, or change the membership of, the committee; and

(c)	fill vacancies in the committee.

19.5                      Committee Meetings. Subject to Article 19.3(a) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(a)	the committee may meet and adjourn as it thinks proper;

(b)	the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(c)	a majority of the members of the committee constitutes a quorum of the committee; and

(d)	questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

ARTICLE 20

OFFICERS

20.1                      Directors May Appoint Officers. The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2                      Functions, Duties and Powers of Officers. The directors may, for each officer:

(a)	determine the functions and duties of the officer;

(b)	entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(c)	revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3                      Qualifications. No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

20.4                      Remuneration and Terms of Appointment. All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors think fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

ARTICLE 21

INDEMNIFICATION

21.1                      Definitions. In this Article 21:

“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director or former director of the Company (an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director of the Company:

(i)	is or may be joined as a party; or

(ii)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

“expenses” has the meaning set out in the Business Corporations Act.

21.2                      Mandatory Indemnification of Directors and Former Directors. Subject to the Business Corporations Act, the Company must indemnify a director or former director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.

21.3                      Mandatory Advancement of Expenses. The Company must pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding but the Company must first receive from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by the Business Corporations Act, the eligible party will repay the amounts advanced.

21.4                      Indemnification of Other Persons. Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

21.5                      Non-Compliance with Business Corporations Act. The failure of a director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Article 21.

21.6                      Company May Purchase Insurance. The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(a)	is or was a director, officer, employee or agent of the Company;

(b)	is or was a director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(c)	at the request of the Company, is or was a director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(d)	at the request of the Company, holds or held a position equivalent to that of a director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, officer, employee or agent or person who holds or held such equivalent position.

21.7                      Escrow Account. It is expressly understood that the funds of the Company held in an escrow account with the Escrow Agent, pursuant to an escrow agreement entered into among, inter alia, the Company and the Escrow Agent, as it may be amended or assigned, shall not be available to make any indemnity payments permitted under these Articles, or any fees, expenses or disbursements in connection therewith.

ARTICLE 22

DIVIDENDS

22.1                      Payment of Dividends Subject to Special Rights. The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2                      Declaration of Dividends. Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3                      No Notice Required. The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4                      Record Date. The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5                       Manner of Paying Dividend. A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

22.6                      Settlement of Difficulties. If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(a)	set the value for distribution of specific assets;

(b)	determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(c)	vest any such specific assets in trustees for the persons entitled to the dividend.

22.7                      When Dividend Payable. Any dividend may be made payable on such date as is fixed by the directors.

22.8                      Dividends to be Paid in Accordance with Number of Shares. All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9                      Receipt by Joint Shareholders. If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10                    Dividend Bears No Interest. No dividend bears interest against the Company.

22.11                    Fractional Dividends. If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12                    Payment of Dividends. Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13                    Capitalization of Surplus. Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

ARTICLE 23

DOCUMENTS, RECORDS AND REPORTS

23.1                      Recording of Financial Affairs. The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

23.2                      Inspection of Accounting Records. Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

ARTICLE 24

NOTICES

24.1                      Method of Giving Notice. Unless the Business Corporations Act or these Articles provide otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(a)	prepaid mail addressed to the person at the applicable address for that person as follows:

(i)	for a record mailed to a shareholder, the shareholder’s registered address;

(ii)	for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(iii)	in any other case, the mailing address of the intended recipient;

(b)	delivery at the applicable address for that person as follows, addressed to the person:

(i)	for a record delivered to a shareholder, the shareholder’s registered address;

(ii)	for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(iii)	in any other case, the delivery address of the intended recipient;

(c)	sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d)	sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(e)	physical delivery to the intended recipient;

(f)	creating and providing a record posted on or made available through a general accessible electronic source and providing written notice by any of the foregoing methods as to the availability of such record; or

(g)	as otherwise permitted by any securities legislation (together with all regulations and rules made and promulgated thereunder and all administrative policy statements, blanket orders, and rulings, notices, and other administrative directions issued by securities commissions or similar authorities appointed thereunder) in any province or territory of Canada or in the federal jurisdiction of the United States or in any state of the United States that is applicable to the Company.

24.2                      Deemed Receipt of Mailing. A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

24.3                      Certificate of Sending. A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 24.1, prepaid and mailed or otherwise sent as permitted by Article 24.1 is conclusive evidence of that fact.

24.4                      Notice to Joint Shareholders. A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5                      Notice to Trustees. A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a)	mailing the record, addressed to them:

(i)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(ii)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b)	if an address referred to in paragraph (a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

24.6                      Undelivered Notices. If on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder pursuant to Article 24.1 and on each of those occasions any such record is returned because the shareholder cannot be located, the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.

ARTICLE 25

SEAL AND EXECUTION OF DOCUMENTS

25.1                     Who May Attest Seal. Except as provided in Articles 25.2 and 25.3, the Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(a)	any one director or officer; or

(b)	any one or more directors or officers or persons as may be determined by any director or officer.

25.2                      Sealing Copies. For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer.

25.3                      Mechanical Reproduction of Seal. The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

25.4                      Execution of Documents Generally. The Directors may from time to time by resolution appoint any one or more persons, officers or Directors for the purpose of executing any instrument, document or agreement in the name of and on behalf of the Company for which the seal need not be affixed, and if no such person, officer or Director is appointed, then any one officer or Director of the Company may execute such instrument, document or agreement.

  ARTICLE 26

  FORUM FOR ADJUDICATION OF CERTAIN DISPUTES

26.1                      Forum for Adjudication of Certain Disputes. Unless the Company consents inwriting to the selection of an alternative forum, the Supreme Court of British Columbia, Canada and the appellate courts therefrom (collectively, the “Courts”) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer of the Company to the Company, (iii) any action asserting a claim arising pursuant to any provision of the Business Corporations Act , Notice of Articles or these Articles; or (iv) any action asserting a claim otherwise related to the relationships among the Company, its affiliates and their respective shareholders, directors and/or officers, but this paragraph (iv) does not include claims related to the business carried on by the Company or such affiliates. If any action, the subject matter of which is within the scope of the preceding sentence, is filed in a court other than a court located within the Province of British Columbia (a “Foreign Action”) in the name of any registered or beneficial shareholder, such registered or beneficial shareholder shall be deemed to have consented to (i) the personal jurisdiction of the Courts in connection with any action brought in any such Court to enforce the foregoing exclusive forum provision (an “Enforcement Action”), and (ii) having service of process made upon such registered or beneficial shareholder in such Enforcement Action by service upon such registered or beneficial shareholder’s counsel in Foreign Action as agent of the shareholder.

ARTICLE 27

SPECIAL RIGHTS AND RESTRICTIONS – COMMON SHARES

AND PROPORTIONATE VOTING SHARES

27.1                      Common Shares. The Common Shares of the Company shall consist of an unlimited number of shares designated as “Common Shares”. The rights and restrictions attaching to the Common Shares are as follows:

(a)          Voting.

The holders of common shares of the Company (“Common Shares”) shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company except a meeting at which only the holders of another class or series of shares is entitled to vote. Each Common Share shall entitle the holder thereof to one vote at each such meeting.

(b)          Equality.

Except as set out in this Article 27.1 and Article 27.2, the Common Shares and proportionate voting shares (“Proportionate Voting Shares”) have the same rights and are equal in all respects and shall be treated by the Company as if they were shares of one class only.

(c)	Alteration to Rights of Common Shares.

So long as any Common Shares remain outstanding, the Company will not, without the consent of the holders of Common Shares expressed by separate special resolution, alter or amend these Articles if the result of such alteration or amendment would:

(i)	prejudice or interfere with any right or special right attached to the Common Shares; or

(ii)	affect the rights or special rights of the holders of Common Shares or Proportionate Voting Shares on a per share basis which differs from the basis of one (1) per share in the case of the Common Shares, and one hundred (100) per share in the case of the Proportionate Voting Shares.

(d)	Dividends.

(i)	The holders of Common Shares shall be entitled to receive such dividends payable in cash or property of the Company as may be declared thereon by the board of directors from time to time. The board of directors may not declare any dividend payable in cash or property (other than a stock dividend payable in Common Shares) on the Common Shares unless the board of directors simultaneously declares a dividend payable in cash or property (other than a stock dividend payable in Common Shares or Proportionate Voting Shares) on the Proportionate Voting Shares in an amount per share equal to the amount of the dividend declared per Common Share, multiplied by one hundred (100), and each fraction of a Proportionate Voting Share will be entitled to the applicable fraction thereof.

(ii)	The board of directors may declare a stock dividend payable in Common Shares on the Common Shares, but only if the board of directors simultaneously declares a stock dividend payable in:

(A)	Proportionate Voting Shares on the Proportionate Voting Shares, in a number of shares per Proportionate Voting Share (or fraction thereof) equal to the number of shares declared per Common Share (or fraction thereof); or

(B)	Common Shares on the Proportionate Voting Shares, in a number of shares per Proportionate Voting Share (or fraction thereof) equal to the number of shares declared per Common Share (or fraction thereof), multiplied by one hundred (100).

(e)	Liquidation Rights.

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company to its shareholders for the purposes of winding up its affairs, the holders of the Common Shares shall be entitled to participate pari passu with the holders of Proportionate Voting Shares on the basis that each Proportionate Voting Share will be entitled to the amount of such distribution per Common Share multiplied by one hundred (100), and each fraction of a Proportionate Voting Share will be entitled to the amount calculated by multiplying the fraction by the amount otherwise payable in respect of a whole Proportionate Voting Share.

(f)                          Subdivision or Consolidation.

The Common Shares shall not be consolidated or subdivided unless the Proportionate Voting Shares are simultaneously consolidated or subdivided utilizing the same divisor or multiplier.

(g)                         Voluntary Conversion of Common Shares.

Each Common Share shall be convertible at the option of the holder into such number of Proportionate Voting Shares as is determined by dividing the number of Common Shares being converted by one hundred (100), provided the board of directors has approved such conversion.

Before any holder of Common Shares shall be entitled to voluntarily convert Common Shares into Proportionate Voting Shares in accordance with this Article 27.1(g), the holder shall surrender the certificate or certificates representing the Common Shares to be converted at the head office of the Company, or the office of any transfer agent for the Common Shares, deliver any other document, including any medallion signature guarantee, as may be required by the Company’s transfer agent, if applicable, and shall give written notice to the Company at its head office of his or her election to convert such Common Shares and shall state therein the name or names in which the certificate or certificates representing the Proportionate Voting Shares are to be issued (a “Common Shares Conversion Notice”). Provided that such conversion has been approved by the board of directors of the Company, the Company shall (or shall cause its transfer agent to) as soon as practicable thereafter, issue to such holder or his or her nominee, a certificate or certificates or direct registration statement representing the number of Proportionate Voting Shares to which such holder is entitled upon conversion. Provided that such conversion has been approved by the board of directors of the Company, such conversion shall be deemed to have taken place immediately prior to the close of business on the day on which the certificate or certificates representing the Common Shares to be converted is surrendered and the Common Shares Conversion Notice is delivered, and the person or persons entitled to receive the Proportionate Voting Shares issuable upon such conversion shall be treated for all purposes as the holder or holders of record of such Proportionate Voting Shares as of such date. For avoidance of doubt, fractions of Proportionate Voting Shares may be issued in respect of any amount of Common Shares in respect of which the Common Share Conversion Right is exercised which is less than one hundred (100).

(h)                         Conversion of Common Shares Upon An Offer.

In the event that an offer is made to purchase Proportionate Voting Shares, and such offer is:

(i)	required, pursuant to applicable securities legislation or the rules of any stock exchange on which the Proportionate Voting Shares and/or the Common Shares may then be listed (or would be if the offeree was located in Canada), to be made to all or substantially all of the holders of Proportionate Voting Shares in a province or territory of Canada to which the requirement applies (such offer to purchase, an “Offer”); and

(ii)	not made to the holders of Common Shares for consideration per Common Share equal to .01 of the consideration offered per Proportionate Voting Share and otherwise on identical terms, and with no condition attached other than the right not to take up and pay for shares tendered if no shares are purchased under the offer for Proportionate Voting Shares;

each Common Share shall become convertible at the option of the holder into Proportionate Voting Shares on the basis of one hundred (100) Common Shares for one (1) Proportionate Voting Share, at any time while the Offer is in effect until one day after the time prescribed by applicable securities legislation or stock exchange rules for the offeror to take up and pay for such shares as are to be acquired pursuant to the Offer (the “Common Share Conversion Right”). The Company shall provide notice to holders of Common Shares of an Offer which satisfies subsection (i) and (ii) above. For avoidance of doubt, fractions of Proportionate Voting Shares may be issued in respect of any amount of Common Shares in respect of which the Common Share Conversion Right is exercised which is less than one hundred (100).

The Common Share Conversion Right may only be exercised for the purpose of depositing the Proportionate Voting Shares acquired upon conversion under such Offer, and for no other reason. If the Common Share Conversion Right is exercised, the Company shall procure that the transfer agent for the Common Shares shall deposit under such Offer the Proportionate Voting Shares acquired upon conversion, on behalf of the holder.

To exercise the Common Share Conversion Right, a holder of Common Shares or his or her attorney, duly authorized in writing, shall:

(iii)	give written notice of exercise of the Common Share Conversion Right to the transfer agent for the Common Shares, and of the number of Common Shares in respect of which the Common Share Conversion Right is being exercised;

(iv)	deliver to the transfer agent for the Common Shares any share certificate or certificates representing the Common Shares in respect of which the Common Share Conversion Right is being exercised;

(v)	deliver any other document, including any medallion signature guarantee, as may be required by the Company’s transfer agent, if applicable; and

(vi)	pay any applicable stamp tax or similar duty on or in respect of such conversion.

No certificates representing Proportionate Voting Shares acquired upon exercise of the Common Share Conversion Right will be delivered to the holders of Common Shares. If Proportionate Voting Shares issued upon such conversion and deposited under such Offer are withdrawn by such holder, or such Offer is abandoned, withdrawn or terminated by the offeror, or such Offer expires without the offeror taking up and paying for such Proportionate Voting Shares, such Proportionate Voting Shares and any fractions thereof issued shall automatically, without further action on the part of the holder thereof, be reconverted into Common Shares on the basis of one hundred (100) Common Shares for one (1) Proportionate Voting Share, and the Company will procure that the transfer agent for the Common Shares shall send to such holder a direct registration statement, certificate or certificates representing the Common Shares acquired upon such reconversion. If the offeror under such Offer takes up and pays for the Proportionate Voting Shares acquired upon exercise of the Common Share Conversion Right, the Company shall procure that the transfer agent for the Common Shares shall deliver to the holders of such Proportionate Voting Shares the consideration paid for such Proportionate Voting Shares by such offeror.

27.2                     Proportionate Voting Shares. The Proportionate Voting Shares of the Company shall consist of an unlimited number of shares designated as “Proportionate Voting Shares”. The special rights and restrictions attaching to the Proportionate Voting Shares are as follows:

(a)         Voting.

The holders of Proportionate Voting Shares shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company at which holders of Common Shares are entitled to vote. Subject to Article 27.2(c), each Proportionate Voting Share shall entitle the holder to one hundred (100) votes and each fraction of a Proportionate Voting Share shall entitle the holder to the number of votes calculated by multiplying the fraction by one hundred (100) and rounding the product down to the nearest whole number, at each such meeting.

(b)         Equality.

Except as set out in Article 27.1 and Article 27.2, the Common Shares and Proportionate Voting Shares have the same rights and are equal in all respects and shall be treated by the Company as if they were shares of one class only.

(c)         Alteration to Rights of Proportionate Voting Shares.

So long as any Proportionate Voting Shares remain outstanding, the Company will not, without the consent of the holders of Proportionate Voting Shares expressed by separate special resolution, alter or amend these Articles if the result of such alteration or amendment would:

(i)	prejudice or interfere with any right or special right attached to the Proportionate Voting Shares; or

(ii)	affect the rights or special rights of the holders of Common Shares or Proportionate Voting Shares on a per share basis which differs from the basis of one (1) per share in the case of the Common Shares, and one hundred (100) per share in the case of the Proportionate Voting Shares.

At any meeting of holders of Proportionate Voting Shares called to consider such a separate special resolution, each Proportionate Voting Share shall entitle the holder to one (1) vote and each fraction of a Proportionate Voting Share will entitle the holder to the corresponding fraction of one (1) vote.

(d)          Dividends.

(i)	The holders of Proportionate Voting Shares shall be entitled to receive such dividends payable in cash or property of the Company as may be declared by the board of directors from time to time. The board of directors may not declare any dividend payable in cash or property (other than a stock dividend payable in Common Shares or Proportionate Voting Shares) on the Proportionate Voting Shares unless the board of directors simultaneously declares a dividend payable in cash or property on the Common Shares (other than a stock dividend payable in Common Shares) in an amount equal to the amount of the dividend declared per Proportionate Voting Share divided by one hundred (100).

(ii)	The board of directors may declare a stock dividend payable in Proportionate Voting Shares on the Proportionate Voting Shares or Common Shares on the Proportionate Voting Shares, but only if the board of directors simultaneously declares a stock dividend payable in:

(A)	in the case of a stock dividend payable in Proportionate Voting Shares on the Proportionate Voting Shares (or fraction thereof), Common Shares on the Common Shares, in a number of shares per Common Share equal to the number of shares declared per Proportionate Voting Share (or fraction thereof); or

(B)	in the case of a stock dividend payable in Common Shares on the Proportionate Voting Shares (or fraction thereof), Common Shares on the Common Shares, in a number of shares per Common Share equal to the number of shares declared per Proportionate Voting Share (or fraction thereof), divided by one hundred (100).

(iii)	Holders of fractional Proportionate Voting Shares shall be entitled to receive any dividend declared on the Proportionate Voting Shares, in an amount equal to the dividend per Proportionate Voting Share multiplied by the fraction thereof held by such holder.

(e)	Liquidation Rights.

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company to its shareholders for the purpose of winding up its affairs, the holders of the Proportionate Voting Shares shall be entitled to participate pari passu with the holders of Common Shares on the basis that each Proportionate Voting Share will be entitled to the amount of such distribution per Common Share multiplied by one hundred (100), and each fraction of a Proportionate Voting Share will be entitled to the amount calculated by multiplying the fraction by the amount payable per whole Proportionate Voting Share

(f)	Subdivision or Consolidation.

The Proportionate Voting Shares shall not be consolidated or subdivided unless the Common Shares are simultaneously consolidated or subdivided utilizing the same divisor or multiplier.

(g)	Conversion.

(i)	Voluntary Conversion.

Subject to the limitation set forth in Article 27.2(g)(i)(D) (the “Conversion Limitation”), holders of Proportionate Voting Shares shall have the following rights of conversion (the “Proportionate Share Conversion Right”):

(A)	Right to Convert. Each Proportionate Voting Share shall be convertible at the option of the holder into such number of Common Shares as is determined by multiplying the number of Proportionate Voting Shares in respect of which the Proportionate Share Conversion Right is exercised by one hundred (100). Fractions of Proportionate Voting Shares may be converted into such number of Common Shares as is determined by multiplying the fraction by one hundred (100).

(B)	Conversion Limitation. Unless already appointed, upon receipt of a PVS Conversion Notice (as defined below), the board of directors (or a committee thereof) shall designate an officer of the Company who shall determine whether the Conversion Limitation set forth in this Article shall apply to the conversion referred to therein (the “Conversion Limitation Officer”).

(C)	Foreign Private Issuer Status. The Company shall use commercially reasonable efforts to maintain its status as a “foreign private issuer” (as determined in accordance with Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, if the Company is then a Foreign Private Issuer, the Company shall not give effect to any voluntary conversion of Proportionate Voting Shares pursuant to this Article or otherwise, and the Proportionate Share Conversion Right will not apply, to the extent that after giving effect to all permitted issuances after such conversion of Proportionate Voting Shares, the aggregate number of Common Shares and Proportionate Voting Shares (calculated on the basis that each Common Share and Proportionate Voting Share is counted once, without regard to the number of votes carried by such share) held of record, directly or indirectly, by residents of the United States (as determined in accordance with Rules 3b-4 and 12g3-2(a) under the Exchange Act (“U.S. Residents”) would exceed forty percent (40%) (the “40% Threshold”) of the aggregate number of Common Shares and Proportionate Voting Shares (calculated on the same basis) issued and outstanding (the “FPI Restriction”) as calculated herein. The board of directors may by resolution increase the 40% Threshold to a number not to exceed fifty percent (50%), and if any such resolution is adopted, all references to the 40% Threshold herein shall refer instead to the amended percentage threshold set by the board of directors in such resolution, and the formula in Article 27.2(g)(i)(D) shall be adjusted to give effect to such amended percentage threshold.

(D)	Conversion Limitation. In order to give effect to the FPI Restriction, the number of Common Shares issuable to a holder of Proportionate Voting Shares upon exercise by such holder of the Proportionate Share Conversion Right will be subject to the 40% Threshold based on the number of Proportionate Voting Shares held by such holder as of the date of issuance of Proportionate Voting Shares to such holder, and thereafter at the end of each of the Company’s subsequent fiscal quarters (each, a “Determination Date”), calculated as follows:

X = [(0.4A + (1-0.4)D - B) / (1-0.4)] x (C/D)

Where, on the Determination Date and prior to the exercise of such holder’s Proportionate Share Conversion Right:

X = Maximum number of Common Shares which may be issued upon exercise of the Proportionate Share Conversion Right.

A = Aggregate number of Common Shares and Proportionate Voting Shares issued and outstanding.

B = Aggregate number of Common Shares and Proportionate Voting Shares held of record, directly or indirectly, by U.S. Residents.

C = Aggregate number of Proportionate Voting Shares held by such holder.

D = Aggregate number of all Proportionate Voting Shares.

The Conversion Limitation Officer shall determine as of each Determination Date, in his or her sole discretion acting reasonably, the aggregate number of Common Shares and Proportionate Voting Shares held of record, directly or indirectly, by U.S. Residents, and the maximum number of Common Shares which may be issued upon exercise of the Proportionate Share Conversion Right, generally in accordance with the formula set forth immediately above. Upon request by a holder of Proportionate Voting Shares, the Company will provide each holder of Proportionate Voting Shares with notice of such maximum number as at the most recent Determination Date, or a more recent date as may be determined by the Conversion Limitation Officer in its discretion. To the extent that issuances of Common Shares on exercise of the Proportionate Share Conversion Right would result in the 40% Threshold being exceeded, the number of Common Shares to be issued will be pro-rated among each holder of Proportionate Voting Shares exercising the Proportionate Share Conversion Right, and the holder shall retain the balance of unconverted Proportionate Voting Shares (or fractions thereof).

Notwithstanding the provisions of this Article 27.2(g)(i)(C) and 27.2(g)(i)(D), the board of directors may by resolution waive the application of the Conversion Limitation to any exercise or exercises of the Proportionate Share Conversion Right to which the Conversion Limitation would otherwise apply, or to future Conversion Limitations generally, including with respect to a period of time.

(E)         Disputes.

(I)	Any holder of Proportionate Voting Shares who beneficially owns more than 5% of the issued and outstanding Proportionate Voting Shares may submit a written dispute as to the calculation of the 40% Threshold or the FPI Restriction by the Conversion Limitation Officer to the board of directors with the basis for the disputed calculations. The Company shall respond to the holder within 5 (five) business days of receipt of the notice of such dispute with a written calculation of the 40% Threshold or the FPI Restriction, as applicable. If the holder and the Company are unable to agree upon such calculation of the 40% Threshold or the FPI Restriction, as applicable, within 5 (five) business days of such response, then the Company and the holder shall, within 1 (one) business day thereafter submit the disputed calculation of the 40% Threshold or the FPI Restriction to the Company’s independent auditor or another firm of independent auditors selected by the board. The Company, at the Company’s expense, shall cause the auditor to perform the calculations in dispute and notify the Company and the holder of the results no later than 5 (five) business days from the time it receives the disputed calculations. The auditor’s calculations shall be final and binding on all parties, absent demonstrable error.

(II)	In the event of a dispute as to the number of Common Shares issuable to a holder of Proportionate Voting Shares in connection with a voluntary conversion of Proportionate Voting Shares, the Company shall issue to the holder of Proportionate Voting Shares the number of Common Shares not in dispute, and resolve such dispute in accordance with Article 27.2(g)(i)(E)(I).

(F)	Mechanics of Conversion. Before any holder of Proportionate Voting Shares shall be entitled to voluntarily convert Proportionate Voting Shares into Common Shares in accordance with this Article 27.2(g)(i), the holder shall surrender the certificate or certificates representing the Proportionate Voting Shares to be converted at the head office of the Company, or the office of any transfer agent for the Proportionate Voting Shares, deliver any other document, including any medallion signature guarantee, as may be required by the Company’s transfer agent, if applicable, and shall give written notice to the Company at its head office of his or her election to convert such Proportionate Voting Shares and shall state therein the name or names in which the certificate or certificates representing the Common Shares are to be issued (a “PVS Conversion Notice”). The Company shall (or shall cause its transfer agent to) as soon as practicable thereafter, issue to such holder or his or her nominee, a certificate or certificates or direct registration statement representing the number of Common Shares to which such holder is entitled upon conversion. Such conversion shall be deemed to have taken place immediately prior to the close of business on the day on which the certificate or certificates representing the Proportionate Voting Shares to be converted is surrendered and the PVS Conversion Notice is delivered, and the person or persons entitled to receive the Common Shares issuable upon such conversion shall be treated for all purposes as the holder or holders of record of such Common Shares as of such date.

(ii)	Mandatory Conversion.

(A)	The board of directors may at any time determine by resolution (a “Mandatory Conversion Resolution”) that it is no longer in the best interests of the Company that the Proportionate Voting Shares are maintained as a separate class of shares of the Company. If a Mandatory Conversion Resolution is adopted, then all issued and outstanding Proportionate Voting Shares will automatically, without any action on the part of the holder, be converted into Common Shares on the basis of one hundred (100) Common Shares for one (1) Proportionate Voting Share, and in the case of fractions of Proportionate Voting Shares, such number of Common Shares as is determined by multiplying the fraction by one hundred (100) as of a date to be specified in the Mandatory Conversion Resolution (the “Mandatory Conversion Record Date”). At least twenty (20) calendar days prior to the Mandatory Conversion Record Date, the Company will send, or cause its transfer agent to send, notice to each holder of Proportionate Voting Shares of the adoption of a Mandatory Conversion Resolution and specifying:

(I)            the Mandatory Conversion Record Date;

(II)	the number of Common Shares into which the Proportionate Voting Shares held by such holder are to be converted; and

(III)          the address of record of such holder.

On the Mandatory Conversion Record Date, the Company shall issue or shall cause its transfer agent to issue to each holder of Proportionate Voting Shares certificates or a direct registration statement representing the number of Common Shares into which the Proportionate Voting Shares are converted, and each certificate representing Proportionate Voting Shares shall be null and void.

(B)	From the date of the Mandatory Conversion Resolution, the board of directors shall no longer be entitled to issue any further Proportionate Voting Shares whatsoever.

(iii)	Fractional Shares. No fractional Common Shares shall be issued upon the conversion of any Proportionate Voting Shares or fractions thereof, and the number of Common Shares to be issued shall be rounded down to the nearest whole number. In the event Common Shares are converted into Proportionate Voting Shares the number of applicable Proportionate Voting Shares shall be rounded down to two decimal places.

(iv)	Effect of Conversion. All Proportionate Voting Shares which are converted as herein provided shall no longer be outstanding and all rights with respect to such shares shall immediately cease and terminate at the time of conversion, except only for the right of the holders thereof to receive Common Shares in exchange therefor and except in respect of unpaid dividends or other distributions with a record date prior to the effective date of the conversion.

(h)	Transfer.

(i)	Notwithstanding Article 5, unless the board of directors have consented to such transfer, no Proportionate Voting Share may be transferred unless such transfer:

(A)	is made to (x) an initial holder of Proportionate Voting Shares, or (y) an affiliate of, or person controlled, directly or indirectly, by, an initial holder of Proportionate Voting Shares (each, a “Permitted Holder”); and

(B)	complies with United States and other applicable securities laws, rules and regulations and the other provisions of Articles 27.1 and 27.2.

(ii)	Subject to the Conversion Limitation, any Proportionate Voting Shares sold or transferred to a Person who is not a Permitted Holder shall be automatically converted to Common Shares on the same basis as in Section 27.2(g)(i), unless otherwise determined by the board of directors.

(iii)	For purposes of this Article 27.2(h):

“affiliate” means, with respect to any Person, any other person which is directly or indirectly through one or more intermediaries controlled by, or under common control with, such Person.

A Person is “controlled” by another person or other persons if: (i) in the case of a company or other body corporate wherever or however incorporated: (A) securities entitled to vote in the election of board of directors carrying in the aggregate at least a majority of the votes for the election of board of directors and representing in the aggregate at least a majority of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by or solely for the benefit of the other Person or Persons; and (B) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the board of directors of such company or other body corporate; or (ii) in the case of a Person that is not an individual or a company or other body corporate, at least a majority of the participating (equity) and voting interests of such Person are held, directly or indirectly, by or solely for the benefit of the other Person or Persons; and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.

“Person” means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company.

ARTICLE 28

REDEMPTION OF COMMON SHARES AND PROPORTIONATE VOTING SHARES

28.1	Redemption.

(a)	For the purposes of this Article 28.1, the following terms will have the meaning specified below

“Applicable Price” means a price per Share determined by the board of directors, but not less than 95% of the lesser of: (i) the closing price of the Common Shares on the Exchange (or the then principal marketplace on which the Common Shares are listed or quoted for trading) on the trading day immediately prior to the closing of the Redemption or Transfer (or the average of the last bid and last asking prices if there was no trading on the specified date); and (ii) the five-day volume weighted average price of the Common Shares on the Exchange (or the then principal marketplace on which the Common Shares are listed or quoted for trading) for the five trading days immediately prior to the closing of the Redemption or Transfer (or the average of the last bid and last asking prices if there was no trading on the specified dates). Notwithstanding the foregoing, if the Common Shares are not traded or quoted for trading on the exchange or any other marketplace, the Applicable Price may be determined by the board of directors in its sole discretion;

“Business” means the conduct of any activities relating to the cultivation, manufacturing and dispensing of cannabis and cannabis-derived products, including in Canada, the United States or elsewhere, which include the owning and operating of cannabis licenses;

“Determination Date” means the date on which the Company provides written notice to any shareholder that the board of directors has determined that such shareholder is an Unsuitable Person;

“Exchange” means the Toronto Stock Exchange or any other stock exchange on which the Common Shares are listed;

“Governmental Authority” or “Governmental Authorities” means any Canadian, United States or foreign, federal, provincial, state, county, regional, local or municipal government, any agency, administration, board, bureau, commission, department, service, or other instrumentality or political subdivision of the foregoing, and any Person with jurisdiction exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government or monetary policy (including any court or arbitration authority) and any Exchange;

“Licenses” means all licenses, permits, approvals, orders, authorizations, registrations, findings of suitability, franchises, exemptions, waivers and entitlements issued by a Governmental Authority to or for the benefit of the

Company or any affiliate required for, or relating to, the conduct of the Business;

“Ownership” (and derivatives thereof) means (i) ownership of record as evidenced in the Company’s central securities register, (ii) “beneficial ownership” as defined in Section 1 of the Business Corporations Act, or (iii) the power to exercise control or direction over a security;

“Person” means an individual, partnership, corporation, company, limited or unlimited liability company, trust or any other entity;

“Redemption” has the meaning ascribed thereto in Article 28.1(h);

“Redemption Date” means the date on which the Company will redeem and pay for the Shares pursuant to Article 28.1. The Redemption Date will be not less than thirty (30) Trading Days following the date of the Redemption Notice unless a Governmental Authority requires that the Shares be redeemed as of an earlier date, in which case, the Redemption Date will be such earlier date and if there is an outstanding Redemption Notice, the Company will issue an amended Redemption Notice reflecting the new Redemption Date forthwith;

“Redemption Notice” has the meaning ascribed thereto in Article 28.1(i);

“Shares” refers to Common Shares or Proportionate Voting Shares of the Company, as applicable;

“Significant Interest” means, assuming conversion of all outstanding Proportionate Voting Shares into Common Shares, Ownership of five percent (5%) or more of all of the issued and outstanding Shares, including through acting jointly or in concert with another shareholder, or such other number of Shares as is determined by the board from time to time;

“Subject Shareholder” means a person, a group of persons acting jointly or in concert or a group of persons who the board of directors reasonably determines are acting jointly or in concert;

“Trading Day” means a day on which trades of the Shares are executed on the Exchange or any other stock exchange on which the Shares are listed or quoted for trading;

“Transfer” has the meaning ascribed thereto in Article 28.1(h);

“Transfer Date” means the date on which a Transfer of Shares required by the Company is required to be completed by the Company;

“Transfer Notice” has the meaning ascribed thereto in Article 28.1(l); and

“Unsuitable Person” means:

(i)	any person (including a Subject Shareholder) with a Significant Interest who a Governmental Authority granting the Licenses has determined to be unsuitable to own Shares;

(ii)	any person (including a Subject Shareholder) with a Significant Interest whose ownership of Shares may result in the loss, suspension or revocation (or similar action) with respect to any Licenses or in the Company or any affiliate being unable to obtain any new Licenses in the normal course, including, but not limited to, as a result of such person’s failure to apply for a suitability review from or to otherwise fail to comply with the requirements of a Governmental Authority, all as determined by the board of directors; or

(iii)	who have not been determined by the applicable Governmental Authority to be an acceptable person or otherwise have not received the requisite consent of such Governmental Authority to own the Shares within a reasonable period of time acceptable to the board of directors or prior to acquiring any Shares, as applicable.

(b)	Subject to Article 28.1(d), no Subject Shareholder may acquire Shares that would result in the holding of a Significant Interest, directly or indirectly, in one or more transactions, without providing not less than 30 days’ advance written notice (or such shorter period as the board of directors may approve) to the Company by written notice to the Company’s head office to the attention of the corporate secretary and without having received all required approvals from all Governmental Authorities.

(c)	If the board of directors reasonably believes that a Subject Shareholder may have failed to comply with any of the provisions of Article 28.1(b), the Company may, without prejudice to any other remedy hereunder, apply to the Supreme Court of British Columbia or another court of competent jurisdiction for an order directing that the Subject Shareholder disclose the number of shares owned.

(d)	The provisions of Articles 28.1(b) and 28.1(c) will not apply to the Ownership, acquisition or disposition of Shares as a result of:

(i)	any transfer of Shares occurring by operation of bankruptcy or insolvency law including, inter alia, the transfer of Shares of the Company to a trustee in bankruptcy;

(ii)	an acquisition or proposed acquisition by one or more underwriters or portfolio managers who hold Shares for the purposes of distribution to the public or for the benefit of a third party provided that such third party is in compliance with Article 28.1(b);

(iii)	the holding by a recognized clearing agency or recognized depositary in the ordinary course of its business; or

(iv)	the conversion, exchange or exercise of securities of the Company or an affiliate (other than the Shares) duly issued or granted by the Company or an affiliate, into or for Shares, in accordance with their respective terms.

(e)	At the option of the Company and upon determination by the board of directors that an Unsuitable Person has not received the requisite approval of any Governmental Authority to own the shares, the Company may issue a notice prohibiting any Unsuitable Person owning Shares from exercising any voting rights with respect to such Shares and on and after the Determination Date specified therein, and/or providing that such holder will cease to have any rights whatsoever with respect to such Shares, including any rights to the receipt of dividends from the Company, other than the right to receive the Applicable Price, without interest, on the Redemption Date or the Transfer Date, as applicable; provided, however, that if any such Shares come to be owned solely by persons other than an Unsuitable Person (such as by transfer of such Shares to a liquidating trust, subject to the approval of the board of directors and any applicable Governmental Authority), such persons may, in the discretion of the board of directors, exercise the voting and/or other rights attached to such Shares and the board of directors may determine, in its sole discretion, not to Redeem or require the Transfer of such Shares.

(f)	Notwithstanding anything to the contrary contained herein, all transfers of Proportionate Voting Shares are subject to the terms of any agreement entered into in respect thereof and to the other provisions of Articles 27.1 and 27.2.

(g)	Following any Redemption in accordance with the terms of this Article 28.1, the redeemed Shares will be cancelled.

(h)	At the option, but not obligation, of the Company, and at the discretion of the board of directors, any Shares directly or indirectly owned by an Unsuitable Person may be (i) redeemed by the Company (for the Applicable Price) out of funds lawfully available on the Redemption Date (a “Redemption”), or (ii) required to be transferred to a third party for the Applicable Price and on such terms and conditions as the board of directors may direct (a “Transfer”). Shares to be redeemed or mandatorily transferred pursuant to this section will be redeemed or mandatorily transferred at any time and from time to time pursuant to the terms hereof.

(i)	In the case of a Redemption, the Company will send a written notice to the holder of the Shares called for Redemption, which will set forth: (i) the Redemption Date, (ii) the number of Shares to be redeemed on the Redemption Date, (iii) the Applicable Price or the formula pursuant to which the Applicable Price will be determined and the manner of payment therefor, (iv) the place where such Shares (or certificate therefor, as applicable) must be surrendered, or accompanied by proper instruments of transfer (and if so determined by the board of directors, together with a medallion signature guarantee), and (v) any other requirement of surrender of the Shares to be redeemed (the “Redemption Notice”). The Redemption Notice may be conditional such that the Company need not redeem the Shares owned by an Unsuitable Person on the Redemption Date if the board of directors determines, in its sole discretion, that such Redemption is no longer advisable or necessary on or before the Redemption Date. If applicable, the

Company will send a written notice confirming the amount of the Applicable Price promptly following the determination of such Applicable Price.

(j)	Upon receipt by the Unsuitable Person of a Redemption Notice in accordance with Article 28.1(i) and surrender of the relevant Share certificate, if applicable, the holder of the Shares tendered for redemption (together with the applicable transfer documents) shall be entitled to receive the Applicable Price per redeemed Share.

(k)	The Applicable Price payable in respect of the Shares surrendered for Redemption during any calendar month shall be satisfied by way of cash payment no later than the last day of the calendar month following the month in which the Shares were tendered for Redemption. Payments made by the Company of the cash portion of the Applicable Price, less any applicable taxes and any costs to the Company of the Redemption, are conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the Unsuitable Person unless such cheque is dishonoured upon presentment. Upon such payment, the Company shall be discharged from all liability to the former Unsuitable Person in respect of the redeemed Shares.

(l)	In the case of a required Transfer, the Company will send a written notice to the holder of the Shares in question, which will set forth: (i) the Transfer Date, (ii) the number of Shares to be Transferred on the Transfer Date, (iii) the Applicable Price or the formula pursuant to which the Applicable Price will be determined and the manner of payment therefor, (iv) the place where such Shares (or certificate therefor, as applicable) must be surrendered, accompanied by proper instruments of transfer (and if so determined by the board of directors, together with a medallion signature guarantee), and (v) any other requirement in respect of the Shares to be Transferred, which may without limitation include a requirement to dispose of the Shares via the Exchange to a person who would not be in violation of the provisions of this Article 28.1(l) (the “Transfer Notice”). The Transfer Notice may be conditional such that the Company need not require the Transfer of the Shares owned by an Unsuitable Person on the Transfer Date if the board of directors determines, in its sole discretion, that such Transfer is no longer advisable or necessary on or before the Transfer Date. If applicable, the Company will send a written notice confirming the amount of the Applicable Price promptly following the determination of such Applicable Price.

(m)	Upon receipt by the Unsuitable Person of a Transfer Notice in accordance with Article 28.1(l) and surrender of the relevant Share certificate, if applicable (together with applicable Transfer documents), the holder of the Shares tendered for Transfer shall be entitled to receive the Applicable Price per Transferred Share.

(n)	The Applicable Price payable in respect of the Shares surrendered for Transfer during any calendar month shall be satisfied, less any costs to the Company of the Transfer, by way of cash payment no later than the last day of the calendar month following the month in which the Shares were tendered for Transfer. Payments made by the Company of the cash portion of the Applicable Price, less any applicable taxes and any costs to the Company of the Transfer, are conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the Unsuitable Person unless such cheque is dishonoured upon presentment. Upon such payment, the Company shall be discharged from all liability to the former Unsuitable Person in respect of the Transferred Shares.

(o)	If Shares are required to be Transferred under Article 28.1(l), the former owner of the Shares immediately before the Transfer shall by that Transfer be divested of their interest or right in the Shares, and the person who, but for the Transfer, would be the registered owner of the Shares or a person who satisfies the Company that, but for the Transfer, they could properly be treated as the registered owner or registered holder of the Shares shall, from the time of the Transfer, be entitled to receive only the Applicable Price per Transferred Share, without interest, less any applicable taxes and any costs to the Company of the Transfer.

(p)	Following the sending of any Redemption Notice or Transfer Notice, and prior to the completion of the Redemption or Transfer specified therein, the Company may refuse to recognize any other disposition of the Shares in question.

(q)	If the Company does not know the address of the former holder of Shares Transferred or Redeemed hereunder, it may retain the amount payable to the former holder thereof, title to which shall revert to the Company if not claimed within two (2) years (and at that time all rights thereto shall belong to the Company).

(r)	To the extent required by applicable laws, the Company may deduct and withhold any tax from the Applicable Price. To the extent any amounts are so withheld and are timely remitted to the applicable Governmental Authority, such amounts shall be treated for all purposes herein as having been paid to the Person in respect of which such deduction and withholding was made.

(s)	All notices given by the Company to holders of Shares pursuant to this Article 28.1, including a Redemption Notice or Transfer Notice, will be in writing and will be deemed given when delivered by personal service, overnight courier or first-class mail, postage prepaid, to the holder’s registered address as shown on the Company’s share register.

(t)	The Company’s right to Redeem or Transfer Shares pursuant to this Article 28.1 will not be exclusive of any other right the Company may have or hereafter acquire under any agreement or any provision of the notice of articles or the articles of the Company or otherwise with respect to the Shares or any restrictions on holders thereof.

(u)	In connection with the conduct of its or its affiliates’ Business, the Company may require that a Subject Shareholder provide to one or more Governmental Authorities, if and when required, information and fingerprints for a criminal background check, individual history form(s), and other information required in connection with applications for Licenses.

(v)	The board of directors can waive any provision of this Article 28.1.

(w)	In the event that any provision (or portion of a provision) of this Article 28.1 or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of Article 28.1 (including the remainder of such provision, as applicable) will continue in full force and effect.

ARTICLE 29

SPECIAL RIGHTS AND RESTRICTIONS TO CLASS A RESTRICTED VOTING SHARES

29.1                        Class A Restricted Voting Shares. The Class A Restricted Voting Shares of the Company shall consist of an unlimited number of shares designated as “Class A Restricted Voting Shares”. The special rights and restrictions attaching to the Class A Restricted Voting Shares are those provided in this Article 29.

29.2	Definitions. In this Article 29:

“Class A Automatic Redemption Price” means an amount per Class A Restricted Voting Share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the escrowed funds then available in the Escrow Account, including any interest and other amounts earned thereon, less (B) an amount equal to the total of (i) any applicable taxes payable by the Company on such interest and other amounts earned from the proceeds in the Escrow Account, (ii) any taxes of the Company (including under Part VI.1 of the Tax Act) arising in connection with the redemption of the Class A Restricted Voting Shares, and (iii) up to a maximum of U.S.$50,000 of interest and other amounts earned in the Escrow Account that may be released to pay actual and expected Winding-Up expenses and certain other related costs (as described herein), each as reasonably determined by the Company. For greater certainty, such amount will not be reduced by the deferred underwriting commission per Class A Restricted Voting Share held in the Escrow Account;

“Class A Extension Redemption Price” means an amount per Class A Restricted Voting Share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the escrowed funds available in the Escrow Account at the time of the meeting of the shareholders of the Company at which an Extension is approved, including any interest and other amounts earned thereon, less (B) an amount equal to the total of (i) any applicable taxes payable by the Company on such interest and other amounts earned in the Escrow Account, (ii) any taxes of the Company (including under Part VI.1 of the Tax Act) arising in connection with the redemption of the Class A Restricted Voting Shares, and (iii) actual and expected expenses directly related to the redemption, each as reasonably determined by the Company. For greater certainty, such amount will not be reduced by the deferred underwriting commission per Class A Restricted Voting Share held in the Escrow Account;

“Class A Qualifying Acquisition Redemption Price” means an amount per Class A Restricted Voting Share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the escrowed funds available in the Escrow Account at the time immediately prior to the redemption deposit deadline, including interest and other amounts earned thereon, less (B) an amount equal to the total of (i) any applicable taxes payable by the Company on such interest and other amounts earned in the Escrow Account, and (iii) actual and expected expenses directly related to the redemption, each as reasonably determined by the Company. For greater certainty, such amount will not be reduced by the amount of any tax of the Company under Part VI.1 of the Tax Act or the deferred underwriting commission per Class A Restricted Voting Share held in the Escrow Account;

“Class A Restricted Voting Shares” means the Class A restricted voting shares of the Company;

“Class B Shares” means the Class B shares of the Company;

“Escrow Account” means an escrow account established with the Escrow Agent pursuant to the Escrow Agreement to be used by the Company to pay amounts to, inter alia, applicable tax authorities, the holders of Class A Restricted Voting Shares, the underwriters of the IPO and/or the vendors in connection with a Qualifying Acquisition;

“Escrow Agreement” means the escrow agreement entered into on or before the IPO Closing Date among the Company, the underwriters, in connection with the IPO, and the Escrow Agent, as it may be amended, restated and/or assigned;

“Exchange” means the Toronto Stock Exchange or any other stock exchange on which the Class A Restricted Voting Shares or Common Shares, as applicable, are listed;

“Extension” means one or more extensions to the Permitted Timeline, to up to a maximum of 36 months from the IPO Closing Date, that has been approved by ordinary resolution of the holders of the Class A Restricted Voting Shares and that is also approved by the board of directors of the Company, in which case the redemption rights in subsection 29.5(b) shall apply;

“Extraordinary Dividend” means any dividend, together with all other dividends payable in the same calendar year, that has an aggregate absolute dollar value which is greater than U.S.$0.25 per share, with the adjustment to the applicable price (as the context may require) being a reduction equal to the amount of the excess;

“IPO” means the Company’s initial public offering of its Class A restricted voting units, each Class A restricted voting unit consisting of one Class A Restricted Voting Share and one-half of a share purchase warrant of the Company;

“IPO Closing Date” means the closing date of the IPO (without regard to the over-allotment option);

“Permitted Timeline” means the allowable time period within which the Company must consummate its Qualifying Acquisition, being 18 months from the IPO Closing Date (or 21 months from the Closing if the Corporation has executed a definitive agreement for a qualifying acquisition within 18 months from the Closing but has not completed the qualifying acquisition within such 18-month period), as it may be extended pursuant to an Extension following the IPO Closing Date;

“Qualifying Acquisition” means a Qualifying Acquisition within the meaning of the Exchange Company Manual (as amended from time to time, and subject to any exemptive relief granted by the Exchange);

“Redemption Limitation” means an aggregate of 15% of the Class A restricted voting shares issued and outstanding immediately following the closing of the IPO (including, if applicable, following the closing of the IPO over-allotment option granted by the Company to the underwriters);

“Tax Act” means Income Tax Act (Canada) and the regulations thereunder; and

“Winding- Up” means the liquidation and cessation of the business of the Company, and includes the related automatic redemption of Class A Restricted Voting Shares, its applications to cease to be a reporting issuer and its Winding-Up, and winding-up and/or dissolution expenses, each as determined by the Company.

29.3	Voting.

(a)	Subject to subsection 29.3(e) below, the holders of the Class A Restricted Voting Shares shall be entitled to receive notice of, and to attend and vote at all meetings of, the shareholders of the Company (except where solely the holders of another specified class of shares (other than the Class A Restricted Voting Shares) shall be entitled to vote at a meeting, in which case, only such holders shall be entitled to receive notice of, and attend and vote at, such meeting), including, for greater certainty, for an Extension, which shall be voted upon, by ordinary resolution, by only the holders of Class A Restricted Voting Shares.

(b)	The holders of the Class A Restricted Voting Shares shall vote together with the holders of the Class B Shares (as if they were a single class of shares) upon all matters submitted to a vote of shareholders, excluding those matters required to be submitted solely to the holders of the holders of Class A Restricted Voting Shares or Class B Shares and those matters required to be submitted to a class vote pursuant to the Business Corporations Act or other applicable law. Subject to the foregoing sentence and subsection 29.3(e) below, each Class A Restricted Voting Share shall confer the right to one vote.

(c)	Subject to the Business Corporations Act, the holders of the Class A Restricted Voting Shares shall not be entitled to vote separately as a class or to dissent upon a proposal to amend the articles of the Company to effect an exchange, reclassification or cancellation of Class A Restricted Voting Shares carried out in connection with a Qualifying Acquisition that affects both the Class A Restricted Voting Shares and the Class B Shares and that preserves economically the redemption rights in respect of a Qualifying Acquisition of, and the conversion features of, the Class A Restricted Voting Shares.

(d)	Notwithstanding the above restrictions, conditions or prohibitions on the right to vote, the holders of the Class A Restricted Voting Shares shall be entitled to notice of meetings of shareholders called for the purpose of authorizing the winding-up or dissolution of the Company or the sale, lease or exchange of all or substantially all the property of the Company other than with respect to the Winding-Up or in the ordinary course of business of the Company under subsection 301(1) of the Business Corporations Act, as such subsection may be amended from time to time.

(e)	Notwithstanding the foregoing, prior to a Qualifying Acquisition, the holders of Class A Restricted Voting Shares shall not be entitled to vote at, or receive notice of or attend, meetings held only to consider the election and/or removal of directors and/or auditors of the Company prior to closing of a Qualifying Acquisition.

(f)	For greater certainty, notice shall not be required to be provided to the holders of Class A Restricted Voting Shares in the event a written resolution of all the holders of Class B Shares in lieu of a meeting of shareholders of the Company under section 180 of the Business Corporations Act is approved.

29.4                        Dividends. The holders of the Class A Restricted Voting Shares shall be entitled to receive, and the Company shall pay in equal amounts per share on all Class A Restricted Voting Shares and Class B Shares at the time outstanding, without preference or distinction, such non-cumulative dividends as the directors of the Company may from time to time declare in their absolute discretion.

29.5	Redemption.

(a)	In seeking to complete a Qualifying Acquisition on or before the expiration of the Permitted Timeline, and subject to subsection 29.5(c), subsection 29.5(d) and subsection 29.5(e), each of the holders of Class A Restricted Voting Shares, will be provided the opportunity to redeem all or a portion of their Class A Restricted Voting Shares, provided that they deposit their shares for redemption prior to the deadline specified by the Company, following public disclosure of the details of the Qualifying Acquisition and prior to the closing of the Qualifying Acquisition, of which prior notice had been provided to the holders of the Class A Restricted Voting Shares by any means permitted by the Exchange, not less than 21 days nor more than 60 days in advance of such deadline, in each case, with effect, subject to applicable law, immediately prior to the closing of the Qualifying Acquisition, for the Class A Qualifying Acquisition Redemption Price per Class A Restricted Voting Share redeemed in accordance with the procedures set forth in this Article 29.5.

(b)	In the event that the Permitted Timeline is extended by way of an Extension approved by ordinary resolution of the holders of Class A Restricted Voting Shares that is also approved by the board of directors of the Company (and with the consent of the Exchange, if required) then, subject to subsection 29.5(c) and subsection 29.5(d), each of the holders of Class A Restricted Voting Shares, irrespective of whether such holders voted for or against, or did not vote on, the Extension, will be entitled, provided that they deposit their shares (or share certificate(s), as applicable) for redemption prior to the second business day before the meeting of holders of Class A Restricted Voting Shares to consider the Extension of the Permitted Timeline, to require the Company, effective immediately prior to the effective date of the Extension, to redeem all or a portion of such holder’s Class A Restricted Voting Shares for the Class A Extension Redemption Price per Class A Restricted Voting Share redeemed in accordance with the procedures set forth in this Article 29.5.

(c)	Subject to subsection 29.5(d) and (in the case of subsection 29.5(a) only) 29.5(e) below, a holder of Class A Restricted Voting Shares that is entitled, in accordance with subsection 29.5(a) or subsection 29.5(b) above, to require the Company to redeem any or all of such holder’s Class A Restricted Voting Shares, may do so by depositing such holder’s shares (or share certificate(s), as applicable), as provided in subsection 29.5(a) or subsection 29.5(b) above, as applicable, in respect of all or any number of the Class A Restricted Voting Shares registered in the name of such holder on the securities register of the Company. A holder of Class A Restricted Voting Shares electing to have the Company redeem his, her or its Class A Restricted Voting Shares shall, at the time of deposit, give notice to the Company, in a form acceptable to the Company, of the number of the holder’s Class A Restricted Voting Shares to be redeemed (failing which, all of the holder’s Class A Restricted Voting Shares deposited shall be deemed to have been deposited to be redeemed). The holder of any Class A Restricted Voting Shares may, with the consent of the Company, revoke any such notices or deposits, as applicable, prior to the redemption date (being immediately prior to the closing of the Qualifying Acquisition or immediately prior to the effective date of the Extension, as applicable). Upon payment in cash of the Class A Qualifying Acquisition Redemption Price or the Class A Extension Redemption Price, as applicable, in respect of the Class A Restricted Voting Shares to be redeemed by the Company, the rights of the holders in respect of such Class A Restricted Voting Shares being redeemed, as shareholders, shall be extinguished in their entirety (including, but not limited to, the right to receive dividends), subject to applicable law.

(d)	If the redemption by the Company pursuant to this Article 29.5 of all of the Class A Restricted Voting Shares to be redeemed would be contrary to any provisions of the Business Corporations Act or any other applicable law, the Company shall be obligated to redeem only the maximum number of Class A Restricted Voting Shares which the Company determines it is then permitted to redeem, such redemptions to be made pro-rata (disregarding fractions of shares) according to the number of Class A Restricted Voting Shares required by each such holder to be redeemed by the Company, and the Company shall either issue new certificates representing the Class A Restricted Voting Shares not redeemed by the Company, or shall otherwise confirm such shares as issued and deposited in book-entry form.

(e)	Notwithstanding anything to the contrary in these share provisions including this Article 29.5, no registered or beneficial holder of Class A Restricted Voting Shares (other than CDS Clearing and Depositary Services Inc.) that, together with any affiliate thereof or any person acting jointly or in concert therewith (within the meaning of section 1.9 of Multilateral Instrument 62-104 – Takeover Bids and Special Transactions as in effect on the IPO Closing Date), shall be entitled to require the Company to redeem Class A Restricted Voting Shares under subsection 29.5(a) in excess of the Redemption Limitation, and such excess Class A Restricted Voting Shares shall be deemed not to have been required to be redeemed. For greater certainty, the Redemption Limitation shall not affect the voting rights of the holders of Class A Restricted Voting Shares and shall not apply in the event of an Extension or the winding-up or dissolution of the Company or the application of Article 29.6 hereof.

(f)	In the event a holder deposits his, her or its Class A Restricted Voting Shares (or share certificate(s), as applicable) for redemption in accordance with subsection 29.5(a) or subsection 29.5(b), and the Qualifying Acquisition is not approved or completed, or the Extension to the Permitted Timeline is not approved or proceeded with, then such shares (or share certificate(s), as applicable) so deposited will be returned to their respective registered holders (or re-deposited with CDS Clearing and Depositary Services Inc., as applicable), and the rights of the holders of the Class A Restricted Voting Shares so deposited, for the avoidance of doubt, shall continue in accordance with the provisions herein.

29.6	Automatic Redemption.

(a)	In the event that a Qualifying Acquisition is not completed within the Permitted Timeline, then all of the then issued and outstanding Class A Restricted Voting Shares will, on an automatic redemption date specified by the Company (such date to be within 10 days following the last day of the Permitted Timeline), be automatically redeemed for the Class A Automatic Redemption Price per Class A Restricted Voting Share. On such automatic redemption date, the Company shall pay or cause to be paid such amount to the holders of the Class A Restricted Voting Shares to be redeemed, on deposit of the certificates for the shares so redeemed and the certificates (if any) for such shares shall thereupon be cancelled, or on presentation of evidence of a book-entry deposit thereof (or other documents reasonably requested by the Company or the Company’s transfer agent for the Class A Restricted Voting Shares properly completed), and the shares represented thereby shall thereupon be redeemed, as applicable. From and after the automatic redemption date, the rights of the holders of the Class A Restricted Voting Shares so redeemed shall be extinguished in their entirety (including, but not limited to, the right to receive further dividends), subject to applicable law, except the right to receive the Class A Automatic Redemption Price for each Class A Restricted Voting Share so redeemed, in cash, unless payment of the Class A Automatic Redemption Price shall not be made by the Company in accordance with the foregoing provisions, in which case the rights of the holders of such Class A Restricted Voting Shares shall remain unimpaired.

(b)	On or before the automatic redemption date, the Company shall have the right to deposit the Class A Automatic Redemption Price of any Class A Restricted Voting Share(s) called for redemption in a special account with any chartered bank or trust company in Canada, such amount to be paid to, or to the order of, the respective holders of such shares called for redemption upon deposit of the certificates representing the same, or upon evidence of a book-entry deposit thereof (or other documents reasonably requested by the Company or the Company’s transfer agent for the Class A Restricted Voting Shares properly completed), and, upon such deposit being made, the Class A Restricted Voting Shares in respect of which such deposit shall have been made shall be redeemed and the rights of the several holders thereof, after such deposit, shall be limited to receiving, out of the moneys so deposited, without interest on such deposited moneys, the Class A Automatic Redemption Price applicable to their respective Class A Restricted Voting Shares against deposit of the certificates representing such Class A Restricted Voting Shares (or via a book-entry) transfer and other documents reasonably requested by the Company or the Company’s transfer agent for the Class A Restricted Voting Shares, properly completed.

(c)	If the redemption by the Company pursuant to this Article 29.6 of all of the Class A Restricted Voting Shares to be redeemed would be contrary to any provisions of the Business Corporations Act or any other applicable law, the Company shall be obligated to redeem only the maximum number of Class A Restricted Voting Shares which the Company determines it is then permitted to redeem, such redemptions to be made pro-rata (disregarding fractions of shares) according to the number of Class A Restricted Voting Shares to be redeemed by the Company, and the Company shall issue new certificates representing the Class A Restricted Voting Shares not redeemed by the Company, or otherwise confirm such shares as issued and deposited in book-entry form.

29.7	Winding-Up or Dissolution.

(a)	In the event of the winding-up or dissolution of the Company, whether voluntary or involuntary, and whether prior to or following the Permitted Timeline, the holders of the Class A Restricted Voting Shares shall be entitled to receive, before any distribution of any part of the assets of the Company among the holders of any other shares, for each Class A Restricted Voting Share then outstanding, if any, an amount equal to the Class A Automatic Redemption Price, and no more.

(b)	Payments to holders of Class A Restricted Voting Shares shall be made as provided in Article 29.6, mutatis mutandis.

29.8                      Anti-Dilution. In the event that the Class B Shares are at any time sub-divided, consolidated or changed into a greater or lesser number of shares of the same or another class, or a stock dividend or Extraordinary Dividend is paid on the Class B Shares, an appropriate adjustment, as determined by the board of directors of the Company, shall be made in the rights and conditions attached to the Class A Restricted Voting Shares so as to maintain the relative rights of the holders of those shares.

29.9	Conversion

(a)	Any Class A Restricted Voting Shares not required to be redeemed in accordance with this Article 29 (and any unredeemed Class A Restricted Voting Shares) will be automatically converted upon the closing of the Qualifying Acquisition into Common Shares on the basis of one Common Share for each Class A Restricted Voting Share converted.

(b)	This shall not prevent the Common Shares from being further affected under the terms of a Qualifying Acquisition. Common Shares may be subject to forfeiture and/or transfer restrictions as agreed to by the holders thereof.

ARTICLE 30

SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO CLASS B SHARES

30.1                       Class B Shares. The Class B Shares of the Company shall consist of an unlimited number of shares designated as “Class B Shares”. The special rights and restrictions attaching to the Class B Shares are those provided in this Article 30.

30.2	Definitions. The definitions set forth in Article 29.2 shall apply to this Article 30.

30.3	Voting.

(a)	The holders of the Class B Shares shall be entitled to receive notice of, and to attend and vote at, all meetings of the shareholders of the Company (except where solely the holders of another specified class of shares (other than the Class B Shares) shall be entitled to vote at a meeting, in which case, only such holders shall be entitled to receive notice of, and attend and vote at, such meeting, including, for greater certainty, for an Extension, which shall be voted upon, by ordinary resolution, by only the holders of Class A Restricted Voting Shares).

(b)	The holders of the Class B Shares shall vote together with the holders of the Class A Restricted Voting Shares (as if they were a single class of shares) upon all matters submitted to a vote of shareholders, excluding those matters required to be submitted solely to the holders of Class A Restricted Voting Shares, those matters that the Class A Restricted Voting Shares are not entitled to vote on, and those matters required to be submitted to a class vote pursuant to the Business Corporations Act or other applicable law. Subject to the foregoing sentence, each Class B Share shall confer the right to one vote.

(c)	The holders of the Class B Shares shall not be entitled to vote separately as a class or to dissent upon a proposal to amend the articles of the Company to effect an exchange, reclassification or cancellation of Class B Shares carried out in connection with a Qualifying Acquisition that affects both classes of shares.

(d)	Notwithstanding the above restrictions, conditions or prohibitions on the right to vote, the holders of the Class B Shares shall be entitled to notice of meetings of shareholders called for the purpose of authorizing the winding-up or dissolution of the Company or the sale, lease or exchange of all or substantially all the property of the Company other than with respect to the Winding-Up or in the ordinary course of business of the Company under subsection 301(1) of the Business Corporations Act, as such subsection may be amended from time to time.

30.4                        Dividends. The holders of the Class B Shares shall be entitled to receive, and the Company shall pay in equal amounts per share on all Class B Shares and Class A Restricted Voting Shares at the time outstanding, without preference or distinction, such non-cumulative dividends as the directors of the Company may from time to time declare in their absolute discretion.

30.5                        Winding-Up. Subject to the prior rights of the holders of the Class A Restricted Voting Shares and applicable law, in the event of the winding-up or dissolution of the Company, whether voluntary or involuntary, and whether prior to or following the Permitted Timeline, the holders of the Class B Shares shall be entitled to receive the remaining property of the Company pro-rata.

30.6                        Anti-Dilution. In the event that the Class A Restricted Voting Shares are at any time sub-divided, consolidated or changed into a greater or lesser number of shares of the same or another class, or a stock dividend or Extraordinary Dividend is paid on the Class A Restricted Voting Shares, an appropriate adjustment, as determined by the board of directors of the Company, shall be made in the rights and conditions attached to the Class B Shares so as to maintain the relative rights of the holders of those shares.

30.7	Conversion

(a)	Class B Shares will be automatically converted upon the closing of the Qualifying Acquisition into Proportionate Voting Shares on a 100 Class B Shares for 1 Proportionate Voting Share basis. For avoidance of doubt, fractions of Proportionate Voting Shares may be issued in respect of any amount of Class B Shares in respect of which there is less than one hundred (100).

(b)	This shall not prevent the Proportionate Voting Shares from being further affected under the terms of a Qualifying Acquisition. Proportionate Voting Shares may be subject to forfeiture and/or transfer restrictions as agreed to by the holders thereof.

ARTICLE 31

RESTRICTIONS REGARDING THE QUALIFYING ACQUISITION

31.1                        Restrictions Regarding the Qualifying Acquisition. No further Class A Restricted Voting Shares or Class B Shares may be issued commencing on the day following the closing of the Qualifying Acquisition. No Common Shares and Proportionate Voting Shares may be issued prior to the closing of the Qualifying Acquisition except in connection with such closing.

ARTICLE 32

CORPORATE OPPORTUNITIES

32.1                        Excluded Opportunities. The Company renounces, to the maximum extent permitted by law, any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any Excluded Opportunity. An “Excluded Opportunity” is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, any director or officer of the Company (or any of its subsidiaries) who is also a director or officer of another company or corporation (or of any subsidiaries thereof) (collectively, “Covered Persons”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person’s capacity as a director or officer of the Company or a subsidiary thereof.

32.2                        Allocation of Opportunities. The Company may enter into agreements with other parties regarding the allocation of corporate opportunities. To the maximum extent permissible under applicable law, no director or officer shall have any liability for complying or attempting to comply in good faith with the provisions thereof (which may involve, among other things, not bringing potential transactions to the attention of the Company).

DATED: August 14, 2019.

BESPOKE CAPITAL ACQUISITION CORP.

By:	(signed) “Peter Caldini”
Peter Caldini
Authorized Signatory